September 30, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Terence O’Brien

Re:	NN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 15, 2016
Form 8-K filed August 3, 2016
File No. 0-23486

Dear Mr. O’Brien:

We are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 16, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Annual Report”) and Form 8-K filed August 3, 2016 Exhibit 99.1 (the “8-K”).

For your convenience, the exact text of the comments provided in the Comment Letter has been included in italic, bold face type in the order presented in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Statements of Cash Flows, page 42

1.	We note your response to comment 1 in our letter dated August 29, 2016. It is unclear how you determined that the staff reduction costs are non-cash, since cash will be paid to the employees. Please refer to ASC 230-10-45-28.b for guidance.

We acknowledge the Staff’s comment and advise the Staff that the staff reduction costs noted were non-cash (an accrual) as of December 31, 2015 in that the accrued amounts will be paid in subsequent reporting periods. We understand that ASC 230-10-45-28 requires that the staff reductions costs, subsequently settled in cash, should be recorded as a change in accounts payable or other liabilities. Reflecting these costs as changes in accounts payable or other liabilities would ultimately have no impact on net cash provided by operating activities. Given that we had two incorrect captions in the consolidated statement of cash flows, in our assessment of materiality related to these captions and financial statements, we believe that the cumulative impact of the misstatements is not material to the statements of cash flows taken as a whole or to the users of the financial statements. On a prospective basis, we will classify such future costs between captions in accordance with ASC 230-10-45-28.b.

Form 8-K filed August 3, 2016

Exhibit 99.1

2.	We note your response to comment 4 in our letter dated August 29, 2016. Please provide disclosure for those adjustments that are not readily reconcilable to either the face of your consolidated financial statements including the corresponding footnotes to provide investors with an explanation for the components of the adjustments.

We acknowledge the Staff’s comment and below is an example of the expanded disclosure regarding the Reconciliation of GAAP income from operations to Non-GAAP adjusted income from operations, which includes an explanation for the components of the adjustments:

Reconciliation of GAAP income from operations to Non-GAAP adjusted income from operations:

NN, Inc. – Total Company	Three Months Ended June 30,
	2016		2015
	$’000	% of Sales	$’000	% of Sales
GAAP Income from operations	$16,703	7.8%	$13,589	8.2%
Restructuring & impairment charges (1)	4,745	2.2%	—	0.0%
Acquisition & integration expenses	1,178	0.5%	681	0.4%
Amortization of intangibles	6,101	2.8%	962	0.6%

Non-GAAP Adjusted income from operations	$28,727	13.4%	$15,232	9.2%

GAAP Total Sales	$214,272		$164,856

(1)	For purposes of this presentation, “Restructuring & impairment charges” is calculated as follows: $4,047, as reported in “Restructuring and impairment charges” on our Condensed Consolidated Statements of Net Income, less ($311) of PEP restructuring and impairment charges (which are included in “Acquisition and integration expenses” above) plus $1,009 of restructuring charges related to the corporate segment (which are included in “Selling, general and administrative expense” on our Condensed Consolidated Statements of Net Income).

We will include similar disclosure in our future earnings press releases for any adjustment that is different than the amount recognized on the face of the income statement.

3.	Regarding the specific adjustment for restructuring and impairment charges in which you note that a portion of this adjustment is recognized within selling, general and administrative expense, please tell us if this portion is within the scope of ASC420-10. If it is, please confirm that you will provide the disclosures requested in comment 2 in our letter dated August 29, 2016, for all costs recognized that are within the scope of ASC 420-10 for each period presented.

We acknowledge the Staff’s comment and advise the Staff that the portion of the adjustment for restructuring and impairment charges relating to the corporate segment that is recognized within selling, general and administrative expense, was recorded and disclosed in accordance with ASC 712-10-25-1, because the charges related to the corporate segment were termination benefits offered for a short period of time in exchange for the employees’ voluntary termination.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas C. Burwell, Jr.

Vice President, Chief Accounting Officer (Principal Financial Officer)

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